SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               AMENDMENT NO. 5
                                     TO
                                SCHEDULE 13D

                                 Under the
                       Securities Exchange Act of 1934


                         COMMONWEALTH INDUSTRIES, INC.
                  -------------------------------------------
                               (Name of Issuer)


                          Common Stock ($.01 par value)
                      --------------------------------------
                         (Title of Class of Securities)

                                   20290410-8
                                 --------------
                                 (CUSIP Number)


                             Ronald N. Graves, Esq.
                  J.R. Simplot Self-Declaration of Revocable Trust
                                999 Main Street
                              Boise, Idaho  83702
                           Telephone:  (208) 336-2110
                        ---------------------------------
               (Names, addresses and telephone numbers of persons
                authorized to receive notices and communications)


                                 May 24, 2002
                              -----------------
                        (Date of event which requires
                          filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)

3)     SEC Use Only

4)     Source of Funds

       WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       US

Number of        7)   Sole Voting Power             1,767,000
Shares
Beneficially     8)   Shared Voting Power                   0
Owned
by Each          9)   Sole Dispositive Power        1,767,000
Reporting
Person With:     10)  Shared Dispositive Power              0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,767,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       11.00%

14)    Type of Reporting Person

       IN

ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of Commonwealth Industries, Inc. (the "Issuer"), whose address is 500 West Jefferson Street, Louisville, Kentucky 40202. This Amendment No. 4 amends the Schedule 13D originally filed on March 1, 1999 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 2 to Schedule 13D filed on December 2, 1999, and amended by Amendment No. 3 to Schedule 13D filed December 29, 1999, and as amended by Amendment No. 4 to Schedule 13D filed November 22, 2000. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report sales of Stock by the Trust.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a - b) As of May 24, 2002, the Trust owned 1,767,000 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the Quarter ended March 31, 2002 (the "10-Q"), the shares owned constitute approximately 11.0% of the 15,997,651 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including May 24, 2002, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:

              SALE       NO. OF           PRICE PER SHARE
              DATE       SHARES       (INCLUDING COMMISSIONS)
             ______      ______        ______________________
            4/12/02      15,000               $7.3667
            4/15/02       8,500                7.0341

                                 Page 3 of 4

            4/16/02      26,500                7.1081
            4/17/02      30,000                7.01
            4/18/02       6,500                7.03
            4/19/02      13,500                7.00
             5/6/02       9,100                7.35
             5/6/02         100                7.351
             5/6/02         400                7.37
             5/6/02         400                7.38
             5/7/02       8,121                7.50
             5/7/02         400                7.57
             5/7/02       1,300                7.70
             5/7/02         179                7.739
             5/8/02      10,000                7.67
            5/10/02       5,000                7.40
            5/13/02      10,000                7.57
            5/15/02       5,000                7.00
            5/17/02       5,000                7.15
            5/20/02      20,000                7.10
            5/21/02      10,000                7.03
            5/24/02     200,000                7.00

     (d - e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                         J.R. Simplot Self-Declaration of
                                         Revocable Trust



Date:  May 29, 2002                     By /s/ J.R. Simplot by
                                           Stephen A. Beebe, attorney-in-fact
                                         ----------------------------------
                                         J.R. Simplot, as Trustee